

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Eido Gal
Chief Executive Officer
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, NY 10001

> **Re: Riskified Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 26, 2021**
> **CIK No. 0001851112**

Dear Mr. Gal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted May 26, 2021

Prospectus Summary, page 8

1. We note your amended disclosure in response to comment 1. We note your statement "[w]e drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences." With respect to this statement, please disclose what you are using as a baseline comparison for higher sales, reduced fraud, and other operating costs. We also note your statement "[w]ithout Riskified, merchants attempt to solve these problems on their own using a variety of legacy or in-house solutions and manual processes." Please tell us whether you believe that you have any direct competitors or whether you believe that you are the only

Eido Gal
Riskified Ltd.
June 9, 2021
Page 2

ecommerce risk management platform currently available to merchants.

Strong expertise serving the enterprise market, page 16

2. We note your amended disclosure in response to comment 4. Please explain the significance of focusing on enterprise merchants generating over $75 million in online sales per year, with a view to helping investors understand your business. In this light, we note the three reasons that you provide regarding your ability to support enterprise merchants, but there does not seem to be a clear correlation between your three reasons and the $75 million threshold.

3. Revenue Recognition
Disaggregation of Revenue, page F-22

3. We note your response to comment 15. Please disclose that you primarily generate revenues from the chargeback guarantee product and that revenues from other products are not material.

You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jacqueline Kaufman at (202) 551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Marc D. Jaffe